VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

September 9, 2004

04036867

RECEIVED
2004 SEP 14 A 9:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

VALGOLD RESOURCES LTD.

PROCESSED
SEP 15 2004
THOMSON
FINANCIAL

Shannon M. Ross,
Corporate Secretary

Enclosure

United States Sec Filing
September 9, 2004

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. ValGold Expands the U-V Gold Zone with Infill Drilling at Tower Mountain Property, Ontario – dated August 5, 2004.
2. ValGold Announces Results from VTEM Survey over Big Claims Nickel Property, Manitoba – dated August 19, 2004.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

August 5, 2004 Ticker Symbol: **VAL**-TSX Venture

VALGOLD EXPANDS THE U-V GOLD ZONE WITH INFILL DRILLING AT TOWER MOUNTAIN PROPERTY, ONTARIO

ValGold Resources Ltd. ("ValGold") is pleased to report that the summer drill program of infilling drilling on the U-V Gold Zone has been completed with approximately 3,450 m of coring in a total of 13 holes and in 2 extended holes. Approximately 1,100 samples have been split from the drill core and gold assay results for 600 samples have been received for the first 4 holes, 04-11 to 04-14. ValGold also announces that all of the holes intersected broad areas of alteration and mineralization. Drill holes 04-12 and 04-14 intersected several significant intervals of greater than 0.5 grams/tonne gold ("g/t Au"), confirming the extension and strength of the U-V Gold Zone mineralization. The table below summarizes the principal zones in holes 04-12, -13 and -14 and the Drill Location Plan for the summer drill program is available on the Company's website, www.valgold.com.

The Tower Mountain property is located 3 km south of the Trans-Canada Highway approximately 40 kilometers west of Thunder Bay in the Matawin gold belt of Northwestern Ontario. To date in 2004, ValGold has completed the winter and summer drill programs for a total of 23 holes amounting to approximately 6,050 m of core. The next phase of drilling and related exploration work is currently being planned for September.

Highlights of the first set of assay results for the U-V Gold Zone summer 2004 drill campaign follow below. Intersections that average greater than 0.5 g/t gold over widths of 1.5m or greater are reported.

Hole #	From (m)	To (m)	Meters	Feet	Gold g/t	Gold oz/t
DDH 04-12	25.5	48.0	22.5	73.8	0.52	0.015
	105.0	109.5	4.5	14.8	0.54	0.016
	153.0	156.0	3.0	9.8	0.64	0.019
	208.5	211.5	3.0	9.8	0.53	0.015
	246.0	**286.5**	**40.5**	**132.8**	**1.05**	**0.031**
Including	**271.5**	**280.5**	**9.0**	**29.5**	**2.07**	**0.060**
DDH 04-13	28.5	33.0	4.5	14.8	0.62	0.018
DDH 04-14	187.5	204.0	16.5	54.1	1.94	0.057
Including	**187.5**	**189.0**	**1.5**	**4.9**	**8.12**	**0.237**
And	**199.5**	**202.5**	**3.0**	**9.8**	**5.17**	**0.151**
	249.0	255.0	6.0	19.7	0.63	0.018
	285.0	304.5	19.5	63.9	0.52	0.015
	345.0	348.0	3.0	9.8	0.95	0.028

In particular, the results for 04-12 are most promising with an intersection of more than 40 m averaging greater than 1.0 g/t gold. The mineralization is hosted in the intrusive syenite and seems to tie in with other wide, low-grade intersections (previously reported) such as in hole 02-03 that intersected 73.5m of 1.05 g/t gold and 04-06 that contained a zone that averaged 1.95 g/t gold over a core length of 37.5m.

Hole 04-14 was collared 25 m south of and on section with 04-06 and approximately 50 m south-west of 04-12, which is 25m east of hole 04-06 that encountered one of the U-V Gold Zone's very high-grade bonanza sections (announced April 1st 2004). In a broad zone of the gold mineralization in hole 04-14, an intersection of 16.5 m averaged 1.94g/t. At both ends of this intersection, there is higher-grade veining that returned 8.12 g/t gold over

1.5 m and 5.17 g/t over 3.0 m. These higher-grade intersections seem to correspond to the bonanza veins encountered in hole 04-06 and promise the potential to expand the lateral continuity of the high-grade portion of the U-V Gold Zone.

Summary of the U-V Gold Zone Drilling To-Date

ValGold has so far drilled 35 holes into or in the vicinity of the U-V Gold Zone on the Tower Mountain Project over the past five drill programs undertaken since the fall of 2002. All holes have encountered gold mineralization and distinctive alteration of significance. The better gold grades of the U-V Gold Zone appear to be associated with narrow, siliceous veins whereas the wide, low grade intersections are hosted by lenses of syenitic intrusive units that show a characteristic brick red hematitic alteration and variable quartz+carbonate veining. The U-V Gold Zone has been partially defined over a 600 m long strike length and remains open at depth and to the south. The wide, low-grade gold zones are open in all directions.

All drill intersections grading greater than 0.5 grams per tonne gold (g/t Au) are reported by the Company in its news releases that may be viewed together with the locations of the drill collar sites, some drill cross and long sections, trench geology and sampling maps on the ValGold website: www.valgold.com.

Highlights of Tower Mountain U-V Zone Drill Programs

Drill Program	Holes Drilled	Total # of Meters	Best High Grade Zone	Best Low Grade Zone
Fall 2002	DDH02-01-05	1042	23.17 g/t Au/1.5 m in DDH02-2	1.05 g/t Au/73.5 m in DDH02-3
Spring 2003	DDH03-01-05	1085	11.77 g/t Au/3.0 m in DDH03-2	1.01 g/t Au/22.5 m in DDH03-3
Fall 2003	DDH03-06-12	1499	19.76 g/t Au/1.5m in DDH03-11	0.5 g/t Au/58.5 m in DDH03-8
Winter 2004	DDH04-01-10	2601	160 g/t Au/1.5m in DDH04-6	0.77g/tAu/52.5m in DDH04-9
Summer 2004	DDH-04-11-23	3450	See current news release	See current news release
Total	**40 Holes**	**9677**		

Dr. Derek McBride P. Eng. is responsible for the supervision of the fieldwork, including the drilling, logging and sampling of the core and is considered a Qualified Person in accordance with National Instrument 43-101.

Matawin Claim Holdings

ValGold's exploration in the Matawin gold belt to date has been centered on its Tower Mountain property and the adjoining Bateman Lake claims and optioned freehold leases. The Company is acquiring a 100% interest in each of these properties that cover an aggregate of 5,233 acres (2,118 ha). The project affords ValGold coverage of several kilometers of the gold belt where more than 35 gold occurrences have now been discovered. In addition, claim groups have been staked in both Horne and Lamport Townships, which are located on-strike and west of the Tower Mountain project. The Horne Township claim group consists of 156 units (2,525 ha or 6,240 acres), located 5 km west of the Tower Mountain property. In Lamport Township, ValGold has 69 claim units that total 1,104 ha (2,730 acres). The claim block is situated 3 km south of the past producing Shebandowan nickel mine and 35 km west of Tower Mountain.

Sound Financial Base

The Company has a very sound financial base. It holds 883,333 common shares of Northern Orion Resources Inc. (NNO – TSX) and shares in other mining and exploration companies that have a current value of approximately $3 million. The Company has approximately $4 million in cash and short-term investments available for investing in its exploration and development projects in North America and China. The Company is in the midst of conducting drill programs that should total approximately 15,000 m of diamond drilling during 2004 at the Tower Mountain gold project and the Hunter Gold Mine in the Timmins mining camp.

For further information on the Company's Canadian and Chinese projects, visit our website, www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations: Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

No regulatory authority has approved or disapproved the information contained in this news release

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

August 19, 2004

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) Exemption 82-3339
Standard and Poor's Listing

VALGOLD ANNOUNCES RESULTS FROM VTEM SURVEY OVER BIG CLAIMS NICKEL PROPERTY, MANITOBA

ValGold Resources Ltd. ("ValGold") is pleased to announce that it has received a report from BHP Billiton Diamonds Inc. ("BHP Billiton") describing the results from geophysical surveys over the Big Claims Nickel Property in Manitoba. BHP Billiton reports that (quote) "in March 2004, a large airborne magnetics survey was flown over the Big Claims in north-eastern Manitoba to identify ultra-mafic targets within a stratigraphic package believed to be an extension of the Thompson Nickel Belt. Several bodies of interest were defined during the aeromagnetic survey and followed up with a helicopter electromagnetic (VTEM) survey to determine if the targets were possibly conductive nickel-sulphide mineralisation. Four coincident electromagnetic/magnetic targets have been identified BEM001-004 and their depths range from 140 to 233 meters" (map available at **www.valgold.com**). Drilling of one or more of these anomalies is being considered for winter 2005.

The anomalies form part of a more extensive package of linear coincident electromagnetic and magnetic features, which are likely to be caused by stratabound iron-sulphides, and graphite. The magnetic and electromagnetic character of the anomalies suggest that they may be caused by pyrrhotite, which is commonly associated with nickel sulphide ore.

Anomaly	Length (Metres)	Magnetic Width (Metres)	Depth to Top (Metres)	Dip
BEM 001	1,700	210	233	60 north
BEM 002	1,600	373	205	70 north
BEM 003	800	219	140	Vertical
BEM 004	400	250	167	60 north

Project Summary

The Big Claims Property, situated 70 km east of Gillam, Manitoba is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments, below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt. A due diligence ground geophysical survey, completed by ValGold on the Big Claims Property in 2002, identified a large magnetic anomaly, which was thought to represent a near flat-lying massive sulphide target. In the Thompson Nickel Belt such targets have had the potential to host economic concentrations of nickel, copper and platinum group elements. The recent surveys by BHP Billiton were carried out as a follow-up of the ValGold survey.

The Acquisition of the Big Claims by ValGold

In February 2003, ValGold entered into an option agreement to acquire a 70% interest in the 80-hectare Big Claims Property. Subsequently, ValGold and the Optionor entered into an agreement with BHP Billiton whereby BHP Billiton may acquire an initial 51% interest in the Big Claims Property, with options to acquire up to a 75% interest in the property, if brought into commercial production. ValGold and the Optionor have now agreed that their respective interests will be diluted on a pro rata basis based on their respective 70:30 JV interests. Once in commercial production, ValGold's interest in the Big Claims Property would be 17.5%; BHP Billiton would hold 75% and the Optionor would retain 7.5%, subject to a 3% Net Smelter Return royalty to the Optionor, net of any reductions thereto by ValGold or BHP Billiton (See News Release dated May 12, 2004, for full details).

The Stephens Lake Nickel Property

The Big Claims are located on the west side of, and are contiguous with, the 170,482-hectare Stephens Lake Property. The 75 km. long Stephens Lake Property is held jointly by ValGold, Cream Minerals Ltd. and Sultan Minerals Inc. and is also under option to BHP Billiton. (see News Release of February 9, 2004).

BHP Billiton has recently flown the Stephens Lake Property with a large airborne magnetics survey. All targets of interest defined during the airborne magnetics survey were followed up with a (VTEM) helicopter electromagnetic survey. Results of these two geophysical surveys are expected to be available shortly.

This news release complete with map is available for viewing on the Company's web site at www.valgold.com.

Arthur G. Troup, P.Eng. Geol.
Vice President, Exploration

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com


496000
498000
500000
6224000
6222000
BEM001
BEM002
BEM003
BEM004
BIG CLAIMS
MANITOBA
0 0.2 0.4 0.8 1.2 1.6
Kilometers
UTM 15, NAD83
VALGOLD
VALGOLD RESOURCES LTD.
VANCOUVER, BRITISH COLUMBIA
BIG CLAIMS NICKEL PROPERTY
Aeromagnetic & VTEM Data
North Eastern Manitoba, Canada